[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]
October 27, 2005
VIA EDGAR

Re:	Accenture SCA
Form 10-K for the Year Ended August 31, 2004
File No. 0-49713
Mr. Jorge L. Bonilla
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Bonilla:
     As we discussed during our telephone conversations of October 27, 2005, Accenture SCA requests that it be permitted to respond to the Staff’s comment letter dated October 24, 2005 by no later than the end of November 2005 and is grateful to the Staff for its accommodation in this regard.
     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions you may have regarding this matter.

Very truly yours,
/s/ Simpson Thacher & Bartlett llp

SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission Kathleen A. Collins, Esq.

Accenture SCA Douglas G. Scrivner, Esq. Laurent C. Lutz, Esq.